Acre Mezcal Holdings Corp.



ANNUAL REPORT

11601 Wilshire Blvd. Suite 2480

Los Angeles, CA 90025

(310) 486-3933

https://www.acremezcal.com/

This Annual Report is dated April 24, 2023.

BUSINESS

General Information

Acre Mezcal is a marketer and wholesaler of premium artisanal mezcal from the fields of Oaxaca and Durango, Mexico. We have cultivated a brand that reflects the explorer in each of us, eschewing boundaries, borders, and limits, driven by a deep curiosity and an insatiable thirst for new experiences.

Today, we primarily self distribute our products in Los Angeles, CA and Los Cabos, Mexico, though we have a signed contract for a new distributor partnership in Nevada. Over the next two years, we plan on significantly expanding our national and international footprint to key markets, such as Las Vegas, New York, and Miami, while also expanding our marketing and sales teams with dedicated brand ambassadors. We do not produce our products in-house but go through an independent third-party supplier.

Our sales are split between on-premise (restaurants and bars), off-premise (retail and grocery), and direct-to-consumer (via our online platform). All our USA sales have been made through a single salesperson and we hope to add more with the fundraise.

Corporate History and Structure

Historically we have operated through two separate entities - Acre Mezcal LLC (USA) and Acre Vida Destilados S. de R.L. de C.V. (MEX) which are now both owned by the parent entity Acre Mezcal Holding Corp. The two original entities have no material differences aside from what was necessary to set up our business and sell mezcal in Mexico and the US, respectively.

The Company (Acre Mezcal Holding Corp) and its two subsidiaries are owned and managed by the same three parties – Stuart McPherson, Cameron Watt and Jordan Haddad. All funds by the subsidiaries are contributed to the Company after deducting operating expenses and related costs. The US subsidiary and MEX subsidiary functions as "one" and have overlapping expenses. For instance, The US subsidiary may buy 3,000 new empty bottles even though half of those bottles will wind up being used for Mexican products, or the Mexican subsidiary may pay a third party in pesos to shoot some advertising content in Cabo even though the primary use of that content will be for the US operation.

Previous Offerings

NA

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Financial Statements

Our financial statements for the full year ending December 31 2022 and full year ending December 31, 2021, can be found in an Exhibit to the Form C of which this Offering

Memorandum forms a part.

Financial Condition

The Company's wholly-owned operating subsidiaries Acre Mezcal LLC and Acre Vida Destilados S. de R.L. de C.V. generate revenue by selling artisanal mezcal and related products and services in In the United States, Mexico, and around the world. Sales between the United States and Mexico have historically represented nearly all of the Company's annual sales. The Company's cost of sales includes raw material and packaging costs incurred through the point that the Company's product departs their bottling facility in Durango, Mexico. Company sold products exclusively in Mexico in 2019 and did not begin US operations until January 2020.

Results of Operations

Full-year ended December 31, 2022, compared to full year ended December 31, 2021

Revenue

Revenue for the full year 2022 was $381,354, compared to FY 2019 revenue of $322,403. 2022 results grew primarily due to expansion of the US market. This strong performance was significantly weakness in the Mexican market due to lagging performance at the Acre resort and lower selling prices due to changing our distribution model. US sales are primarily composed of the Company's Espadín and Cenizo expressions due to a market shift to cocktail-friendly and less expensive products. We believe that the US market, and particularly Los Angeles, is the most important for us to demonstrate success with our products, so we spent the vast majority of our marketing and sales efforts in Los Angeles.

Cost of Sales

Cost of sales in 2022 was $176,719, compared to $123,931 in 2021. The increase was largely due to effectively higher margins as the results of decreasing our sales prices from the change in distribution model.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and distributor fees. Expenses in 2022 increased to $545,751 from $523,135 in 2021.

Historical results and cash flows:

Our historical cash flows are reflective of our startup costs and self distribution model. As the Company expands, we anticipate significantly higher revenues and somewhat lower gross margins as the result of new distributor partnerships. Gross margin declines will be partially offset by lower inventory costs as a result of scaling operations. The Company anticipates sales and marketing expenses to increase substantially along as proceeds are put to use.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $310,780.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jordan Haddad

Jordan Haddad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August, 2019 - Present

Responsibilities: Oversee all operations and strategic decisions regarding Acre Mezcal. Key rolls include business development, sales, strategic partnerships, logistics and operations, accounting and finance. No salary and no equity compensation as of Dec. 2020, but after the completion of this fundraise will take $50,000 salary

Other business experience in the past three years:

Employer: Oaktree Capital

Title: Associate

Dates of Service: August, 2016 - August, 2018

Responsibilities: Evaluated potential high yield bond and leveraged loan investments in the primary and secondary markets across various credit strategies containing more than $20bn of AUM

Name: Stuart McPherson

Stuart McPherson's current primary role is with Acre Baja. Stuart McPherson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Overseeing operations and business development in Los Cabos, Mexico. No equity or cash compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December, 2015 - Present

Responsibilities: Co-head of all operations at the Acre Baja Resort

Name: Cameron Watt

Cameron Watt's current primary role is with Acre Baja. Cameron Watt currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Overseeing operations and business development opportunities in Los Cabos, Mexico. No cash or equity compensation

Other business experience in the past three years:

Employer: Acre Baja

Title: Co-founder

Dates of Service: December, 2015 - Present

Responsibilities: Overseeing all operations at the Acre Baja resort

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jordan Haddad

Amount and nature of Beneficial ownership: 133,886

Percent of class: 10

Title of class: Common Stock

Stockholder Name: Surface Brands LLC

Amount and nature of Beneficial ownership: 575,427

Percent of class: 42.98

Title of class: Common Stock

Stockholder Name: Stuart McPherson

Amount and nature of Beneficial ownership: 242,500

Percent of class: 18.02

Title of class: Common Stock

Stockholder Name: Cameron Watt

Amount and nature of Beneficial ownership: 242,500

Percent of class: 18.02

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,905 of Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,338,863 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.

Furthermore, the purchase of any of the common equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of product, providing premium artisanal mezcal. Our revenues are therefore dependent upon the market for such drink. Minority Holder; Securities with Voting Rights The common equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. International Business Risk Our product is primarily imported to the United States from Mexico and is subject to all of the import rules and regulations agreed upon by the two nations. These rules are subject to change and are outside the control of the company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

Acre Mezcal Holdings Corp.

By /s/ *Jordan Haddad*

     Name: Acre Mezcal Holdings Corp.

     Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

Acre Consol
Income Statement
Fiscal Year 2021 and 2022

Particulars	2021	2022
Income		
Total Income	322,403	381,354
Cost of Goods Sold		
Inventory Shrinkage	-	4,670
Product Cost	123,931	176,719
Total Cost of Goods Sold	123,931	181,389
Gross Profit	198,472	199,965
Expense		
Freight & Shipping	-	53,118
Storage	-	3,767
Customer Broker Fees	-	368
Building & Property Rent	1,802	-
Equpment Rental	-	877
Advertising & Marketing	24,856	62,089
Legal & Professional Services	69,076	65,062
Payroll Expense	62,006	112,926
Meals & Entertainment	585	4,024
General Business Expense	1,043	2,869
Contributions to Charities	500	-
Uniforms	-	455
Commissions	-	235
PR Services	-	3,150
Commissions & Fees	10,935	3,371
Entertainment with Clients	-	102
Bank Charges & Fees	1,606	3,543
Contract Labor	129,295	92,791
Bar Cart Fees	1,089	1,822
Bad Debts	-	18,172
Employee Benefit	-	801
Insurance	191	23,249
Office Expense	3,371	7,841
Samples	-	2,299
Other Business Expense	1,380	439
Travel	4,006	10,606
Supplies	11,848	9,385
Reimbursable Expenses	2,188	3,455
Taxes & Licenses	32,459	7,854
Research & Development	358	-
Taxes paid	287	32,116
Uncollectible account	-	4,847
Bonus	-	960
Exchange Gain & Loss	-	4,277
Purchases	184	60
Interest Paid	924	-
Fundraising Expense	152,160	-
Total Expense	512,149	536,929
Net Operating Income	(313,677)	(336,964)
Other Income	-	10,288
Other Expense	438	1,280
Total Other expense	438	1,280
Net Other Income	(438)	9,007
Net Income	(314,115)	(327,957)

Acre Consol
Balance Sheet
As at Dec-22

Particulars	2021	2022
Assets		
Current Assets		
Bank Account		
Bank	344,547	295,809
Accounts Receivable	167,613	203,372
Prepaid Expenses		-
Inventory	92,592	117,287
Acre Mezcal (NV)		-
Due From Surface Brand LLC	-	22,530
Security Deposit	-	2,575
Total Current Assets	**604,751**	**665,357**
Fixed Assets		
Electrical Fitting		8,550
Computers & Tablets		786
Tools, machinery & equipment		272
Intangible Assets	13,844	13,058
Equipment		-
Accumulated Depreciation		-
Total Fixed Assets	**13,844**	**22,666**
Total Assets	**618,595**	**688,023**
Liabilities		
Current Liabilities		
Accounts Payable	25	41,296
Accounts Payable - MXN		2,293
New Mexico Taxation and Revenue Department F	40,182	48,512
IEPS Paid		(10,822)
IVA Paid		(25,210)
Credit Cards	17,304	350
Other Current Liabilities		
Loan Payable - Jordan	17,401	16,801
California Department of Tax & Fee		1,444
Due to Acre Mezcal NV		-
Due to surface Brand LLC		17,520
Due to poggio		2,000
Payroll Liabilities	15,357	2,037
Other Liabilities		
Total Liabilities	**90,269**	**96,221**
Equity		
Opening Balance Equity	77,642	77,625
Owner draws		(64,950)
Owner's Investment	709,326	1,158,698
Owner's Pay & Personal Expenses		(461)
Retained Earnings	28,651	(233,752)
Prior Year Adjustments	(17,401)	(17,401)
Net Income	(269,893)	(327,957)
Total Equity	**528,325**	**591,802**
Total Liabilities & Equity	**618,594**	**688,023**

	FY 2022
Net Income	($327,957)
Accounts Receivable	($35,759)
Other Current Assets	($49,800)
Fixed Assets	($8,822)
Total Change in Assets	**($94,381)**
Accounts Payable	$43,564
New Mexico Taxation and Revenue Department Payable	$8,330
IEPS Paid	($10,822)
IVA Paid	($25,210)
Credit Cards	($16,954)
Total Current Liabilities	($1,092)
Change in Long-term Liabilities	$7,044
Change in Equity	$121,541
Net Cash Flow	**($294,845)**

Cash Flow

	2021
Operating Activities	
Net Income	-256,273
Adjustments to Net Income	
Accounts Payable (A/P)	2,807
Accounts Receivable (A/R)	-123,711
Acre Mezcal (NV)	-37,000
Acre Mezcal Cabo	-1,452
American Express	17,304
Due to Acre Mezcal NV	27,004
Inventory Asset	-53,708
Loan Payable - Jordan	17,401
Payroll Liabilities:CA PIT / SDI	700
Payroll Liabilities:Federal Unemployment (940)	42
Payroll Liabilities:Wages Payable	14,615
Prepaid expenses	-10,000
Acre Mezcal Holding	37,000
Due from Acre Mezcal Holding	-27,004
Accounts Payable (A/P) - MXN	887
Accounts Receivable (A/R) - MXN	-21,241
Acre Mezcal Holdings	1,452
Total Adjustments to Net Income	**-154,903**
Total Operating Activities	**-411,177**
Investing Activities	
Intangible Assets	-13,058
Long- term office equipment:Computers & tablets	-786
Total Investing Activities	**-13,844**
Financing Activities	
Opening balance equity	77,642
Owner's Investment	709,326
Prior Year Adjustments	-17,401
Total Financing Activities	**769,567**
Net Cash Increase For Period	344,547

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	993,063	99	-	-	$ 99.31
Shares issued for services	-	-	-	-	$ -
Contributed capital	-	-	-	-	$ -
Net income (loss)	-	-	-	(47,352)	$ (47,352.00)
December 31, 2020	993,063	$ 99	$ -	$ (47,352)	$ (47,253)
Shares issued for Cash	127,050	127	1,157,111	-	$ 1,157,237.91
Stock option compensation	-	-		-	$ -
Net income (loss)	-	-	-	(314,115)	$ (314,115.00)
December 31, 2021	1,120,113	$ 226	$ 1,157,111	$ (361,467)	$ 795,870
Shares issued for cash	218,750	219	349,781	-	$ 350,000.00
Stock option compensation	-	-	-	-	$ -
Net income (loss)	-	-	-	(327,957)	$ (327,956.92)
December 31, 2022	1,338,863	$ 445	$ 1,506,892	$ (689,424)	$ 817,913

I, Jordan Haddad, the President & CEO of Acre Mezcal Holdings Corp., hereby certify that the financial statements of Acre Mezcal Holdings Corp. and notes thereto for the periods ending 12/31/21 and 12/31/22 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 Acre Mezcal Holdings Corp. has not yet filed its tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/20/2023.

Jordan Haddad _____ (Signature)

_President & CEO_____ (Title)

__4/20/2023_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

Acre Mezcal Holdings Corp. was formed in 2020 ("Inception") in the State of Delaware.   The financial statements of Acre Mezcal Holdings Corp. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

At La Tierra de Acre Mezcal, we set out to source the best small-batch Mezcaleros, who for generations have been sustainably perfecting their craft throughout the best mezcal producing regions of Mexico and share their creations with our guests at the Acre Baja resort, a lush sanctuary set on 25 acres of abundant greenery tucked away in the foothills of San Jose del Cabo.

The result is a collection of four award-winning mezcals (Espadín, Cenizo, Tobalá, Tepeztate) showcasing the versatility and the beauty of the agave plant. Handcrafted in Oaxaca and Durango, Mexico, every bottle of La Tierra de Acre Mezcal is an uncompromising reflection of the creator's heritage and the land from which they came.

La Tierra de Acre Mezcal is an excuse to gather, catch up with old friends, and meet new ones. It happened every night at the Acre Resort, making us realize that we could no longer keep this magical spirit a secret. La Tierra de Acre Mezcal was made to be shared, and we are delighted to be sharing this beautiful selection of mezcals with YOU!

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.   Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of mezcal products and related services on an accrual basis when persuasive evidence that an agreement exists.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT and INVENTORY
The company has $16,801 in long-term debt. This is an amount originally loaned by the owner and founder Jordan Haddad from the inception of the business. It has no interest rate and no timetable for payback. Other debt amounts are accounts payable to service providers, taxes due to Mexican authorities or intercompany balances which will be paid off in short order.

The Company has $117,287 in inventory currently. This is a combination of finished product residing in the United States and Mexico as well as raw material inventory which will later be turned into finished mezcal cases.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,500,000 shares of our common stock with par value of $0.0001. As of 12/31/2022 the company has currently issued 1,338,863 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
The company has balances due to "Surface Brands LLC" and "Poggio". These balances are in place because the company operates using Park Street Imports as an importation and distribution partners. La Tierra de Acre shares an account with Poggio Torselli USA wines under the "Surface Brands" umbrella which has some shared ownership. It is easier to maintain the cash balance in Park Street with the Company surface brands and allocate specific brand expenses to La Tierra de Acre and Poggio Torselli separately. These balances are settled up periodically.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 24, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Jordan Haddad, Principal Executive Officer of Acre Mezcal Holdings Corp., hereby certify that the financial statements of Acre Mezcal Holdings Corp. included in this Report are true and complete in all material respects.

Jordan Haddad

President & CEO